SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
May 21, 2008
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH CORPORATION

May 21, 2008	By:	/s/ Gordon M. Anderson

Name: Gordon M. Anderson
Title: Vice President

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Press Release announcing Cash Distribution for June 15, 2008 and date for Annual and Special Meeting.

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR JUNE 15, 2008 AND ANNOUNCES ANNUAL AND SPECIAL MEETING
(Calgary, May 21, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its June 15, 2008 cash distribution will be Cdn $0.225 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures. The ex-distribution date is May 29, 2008. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of June 2, 2008.
The distribution of Cdn $0.225 per trust unit is equivalent to approximately U.S. $0.225 per trust unit using a U.S./Canadian dollar exchange ratio of 1.0002. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of April 2008. Cash distributions paid over the past 12 months now total Cdn $2.80 per trust unit or approximately U.S. $2.746 per trust unit.
Pengrowth is also pleased to announce that the Annual and Special Meeting will be held on Wednesday, June 18, 2008 at 3:00 p.m. Mountain Daylight Time in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, Canada.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051